[Letterhead of Sonnenschein Nath & Rosenthal LLP]

1221 Avenue of the Americas New York, NY 10020-1089 212.768.6700 212.768.6800 fax www.sonnenschein.com
Ira I. Roxland
212.768.6999
iroxland@sonnenschein.com

October 31, 2007

John Reynolds
David Link
Pradip Bhaumik
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

James Curtis
Richard Pfordte
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Millennium India Acquisition Company Inc.
Revised Preliminary Proxy Statement on Schedule 14A, File No. 001-32931 (the “Proxy Statement”)

Dear Messrs. Reynolds, Link, Bhaumik, Curtis and Pfordte:

Per your request, please find below our responses on behalf of Millennium India Acquisition Company Inc. (“Millennium”) to your comments on the Preliminary Proxy Statement on Schedule 14A.  You provided your comments in a letter dated September 28, 2007.  Each one of your comments is repeated below, followed by Millennium’s response.

Concurrently with this letter, Millennium is filing a revised draft of its Proxy Statement with the Commission.  We have included three blacklined copies of the Proxy Statement showing changes made to the original filing and one clean copy.

October 30, 2007

General

1.
Comment.   It appears that Millennium is an investment company within the definition set forth in ICA 3(a)(1).  Please either register the company, or provide us with your written analysis as to why Millennium is not an investment company.  If you register, then modify the proxy statement accordingly.

Response.   Millennium is and has held itself out as a blank check company formed on March 15, 2006 to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses that have operations primarily in India.  Millennium’s entire activity from inception has been to prepare for its initial public offering and to find a business with which to enter into a transaction.  Millennium does not own any investment securities.  It intends to continue to hold in trust in the form of cash or government securities substantially all of the funds derived from the proceeds of its initial public offering and the proceeds of the private placement of warrants prior to the initial public offering, plus any interest accrued thereon until such time as it enters into a transaction.  Therefore, Millennium respectfully submits that, as indicated by its prior filings, it is not currently an investment company because its actions to date do not constitute engaging or holding itself out as being engaged in any of the activities set forth in Section 3(a)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Further, Millennium is not an investment company by virtue of proposing to engage in any of the activities specified in Section 3(a)(1) of the 1940 Act.  We note that “propose” is nowhere defined in the 1940 Act or the rules thereunder.  The Securities and Exchange Commission (the “Commission”) addressed the “proposes to engage” test of Section 3(a)(1) in In the Matter of Townsend Corporation of America and Townsend Management Company.1  Although the Commission determined that the company at issue in Townsend had become an investment company by proposing to engage in investment activities, the rationale underlying Townsend is not applicable to the facts and circumstances here.  In Townsend, the Commission found that no formal corporate action is required to satisfy the proposal element of Section 3(a)(1) of the 1940 Act, stating “[o]nce a company has taken affirmative action which evidences its determination to engage primarily in the business of investing, reinvesting, or trading in securities, the requirements of Section 3(a)(1) are satisfied...[o]therwise, while the company is still in the embryonic stage, action could be taken which would prefer the interest of its officers, directors, and other affiliated persons over the interest of its security holders. . ..”2

Millennium has not yet evidenced a “determination” to engage in the activities regulated under Section 3(a)(1) because its proposed transaction is entirely conditional on obtaining shareholder approvals and exemptive relief from Commission (for which Millennium has applied) and on meeting other pre-closing conditions.  If the proposed transaction is not consummated, Millennium will either seek to identify and enter into a different transaction (one that would not necessarily result in ownership of an interest such that Millennium would be an investment company) or it will return all public shareholders’ investments, net of certain expenses.

1See In re Townsend Corp of America and Townsend Mgmt. Co., 1940 Act Release No. 4045, [1964-1966 Transfer Binder] Fed Sec. L. Rep. (CCH) ¶ 77,120 at 82,063, 82,085 (Sept. 2, 1964).
2 Id. ¶ 77,120 at 82,086.

October 30, 2007

Moreover, unlike the company in Townsend, which the Commission found might have taken actions to engage in self-dealing or would have conflicts of interest that would be unregulated unless it registered, Millennium is a public company already registered under the Securities Exchange Act of 1934 and subject to by-law requirements and to undertakings made in connection with its IPO under the Securities Act of 1933.  This robust set of regulatory and corporate constraints currently prevent it from actually becoming an investment company or from creating the kinds of conflicts of interest Congress sought to regulate under the 1940 Act.  Specifically, Millennium cannot consummate the proposed transaction and thus become an investment company without both shareholder approval and SEC exemptive relief.

Accordingly, we respectfully submit that the actions Millennium has taken to date to enter into the proposed transaction do not yet meet the statutory test that it “proposes to engage,” in any of the activities specified in Section 3(a)(1) of the 1940 Act.  Based on the present facts, such a conclusion is entirely consistent with the purposes of the 1940 Act and the policies set forth in Townsend.

2.	Comment. Among the proposals that shareholders are asked to approve is the following.

To consider and vote upon a proposal to approve the issuance of shares of Millennium common stock at below net asset value to registered holders of Millennium's outstanding warrants.

The proxy statement states that

To approve the issuance of Millennium shares to registered holders of warrants at below net asset value, a majority of the common stock outstanding must vote in favor of the proposal as specified under the Investment Company Act of 1940.

Section 23(b)(2) of the Investment Company Act of 1940 (ICA) requires approval by a majority of the shareholders, i.e., you count shareholders, not shares.  Please modify the proxy statement accordingly.  The relevant part of Section 23(b) appears below.

Section 23(b):  No registered closed-end company shall sell any common stock of which it is the issuer at a price below the current net asset value of such stock, exclusive of any distributing commission or discount (which net asset value shall be determined as of a time within forty-eight hours, excluding Sundays and holidays, next preceding the time of such determination), except . . . (2) with the consent of a majority of its common stockholders;

Response.    Millennium has made the requested change throughout the Proxy Statement.

3.
Comment.      If Millennium plans to have the options and warrants described in the proxy statement outstanding after it registers under the ICA, please explain why this capital structure is consistent with Section 18(d) under the ICA.  Please state whether Millennium is relying on The South America Fund N.V. (pub. avail. Sept. 2, 1993).

October 30, 2007

Response.    Millennium intends to rely on The South America Fund N.V. No-Action Letter with respect to its outstanding warrants and unit purchase option.3  As set forth in the Proxy Statement, Millennium issued the warrants and the unit purchase option prior to the time at which it will become an investment company and register under the 1940 Act.  Millennium intends to obtain approval of a majority of its common stockholders pursuant to Section 23(b) of the 1940 Act to allow for the exercise of the warrants and unit purchase option, including those warrants issued upon the exercise of the unit purchase option.

4.
Comment.    Expand the discussion contained in the third paragraph on page 34 to highlight the specific restrictions and limitations imposed by the 1940 Act that will materially affect the operations of Millennium.  The disclosure should compare Millennium's current restrictions or policies and explain how they will change after it registers under the 1940 Act.

Response.    Millennium has expanded the discussion of the 1940 Act’s specific restrictions and limitations.  With respect to a comparison with current restrictions, we note that Millennium is a blank check company formed on March 15, 2006 to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses that have operations primarily in India.  Therefore, aside from complying with the above stated purpose and Delaware general corporate law, Millennium has no investment restrictions and no operational history that can be compared with the restrictions imposed on a closed-end registered investment company by the 1940 Act.

5.
Comment.    The discussion contained in the fourth paragraph on page 34 indicates that, after registering as an investment company, Millennium will provide shareholder reports on a semi-annual basis pursuant to the 1940 Act.  However, due to the significance of SMC and SAM to its financial position, Millennium should instead include in its annual, quarterly and other filings updated financial statements and other material information about SMC and SAM on an ongoing and timely basis.  In your response letter, identify the periodic reports that Millennium proposes to file with the SEC, as well as the frequency of their filing, and describe the types of updated financial statement and other material information that it will include in those reports.  Your response should also specifically indicate how Millennium will be able to file updated financial statements and other material information about SMC and SAM on an ongoing and timely basis.

3 The South America Fund N.V., SEC No Action Letter, [1993-1994 Transfer Binder] Fed Sec. L. Rep. (CCH) ¶ 76,803 (Sept. 2, 1993).

October 30, 2007

Response.     Upon registering as a closed-end investment company under the 1940 Act, Millennium will provide shareholders with semi-annual reports and also quarterly reports of its portfolio holdings on Form N-Q as required by the 1940 Act.  Subject to Millennium receiving from the Commission the requested 12(d) exemptive relief and closing the proposed transaction with SMC and SAM, Millennium will undertake on part C of its registration statement to file Forms 8-K furnishing the quarterly and annual financial statements of SMC and SAM within 5 business days of their receipt from SMC and SAM.  Quarterly statements will be translated into GAAP without any auditor review.  This undertaking shall apply only if more than 25% of Millennium’s net assets consist of securities of SMC and SAM on any day during the 30 days prior to the date of receipt of the quarterly financial statements.  Millennium notes that Section 8.4 of the Shareholders Agreements that it expects to enter into with SMC and SAM in connection with the proposed transactions requires each of SMC and SAM to furnish quarterly financial statements translated into U.S. GAAP within 42 days after the end of the quarter and annual financial statements prepared in accordance with U.S. GAAP and audited by a PCAOB “top 6 accounting firm” within 87 days of the end of the fiscal year.

Millennium also will undertake to file promptly Forms 8-K furnishing any material information, agreements, transactions or financial information furnished to Millennium by SMC and SAM outside of its quarterly and annual financial statements.  This undertaking shall apply only if more than 25% of Millennium’s net assets consist of securities of SMC and SAM on any day during the 30 days prior to the receipt of the material information by Millennium.  In addition, we note that Section 8.4 of the Shareholders Agreements requires each of SMC and SAM to ensure that Millennium is informed of any and all material occurrences on an ongoing basis within 4 business days of such occurrence.

*          *          *          *

We would like to advise you that, by the terms of the share subscription agreements Millennium has entered into in connection with the share purchase transactions with SMC and SAM, Millennium was initially required to consummate the share purchase transactions by October 25, 2007.  Millennium was able to renegotiate and extend this deadline to December 27, 2007.  We respectfully request the Staff’s assistance in meeting the new deadline.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at 212-768-6999 or my colleague Roland S. Chase at 973-912-7179.

Sincerely, /s/ Ira I. Roxland Ira I. Roxland Partner

cc:              F. Jacob Cherian, Millennium India Acquisition Company Inc.
Suhel Kanuga, Millennium India Acquisition Company Inc.